UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 001-34146

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Clearwater Paper 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CLEARWATER PAPER CORPORATION
601 West Riverside Avenue, Suite 1100
Spokane, Washington 99201

CLEARWATER PAPER 401(k) PLAN
Financial Statements and Supplemental Schedules
Years ended December 31, 2024 and 2023

CLEARWATER PAPER 401(k) PLAN

Report of Independent Registered Public Accounting Firm

To the Benefits Committee and Plan Participants of the
Clearwater Paper 401(k) Plan:

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Clearwater Paper 401(k) Plan (the “Plan”) as of December 31, 2024 and 2023, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2024, and the schedule of delinquent participant contributions for the year then ended, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ LBMC, PC

We have served as the Plan’s auditor since 2023.
Chattanooga, Tennessee

June 30, 2025

CLEARWATER PAPER 401(k) PLAN
Statements of Net Assets Available for Benefits

	December 31,
	2024	2023
Assets:
Investments, at fair value (Note 3)	$221,965,753	$285,928,851

Receivables:
Notes receivable from participants	3,966,139	8,694,789
Employer contribution	31,104	90,446
Total receivables	3,997,243	8,785,235

Net assets available for benefits	$225,962,996	$294,714,086

The accompanying notes are an integral part of these financial statements.

CLEARWATER PAPER 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits

	December 31,
	2024	2023
Additions:
Investment income:
Net appreciation in fair value of investments	$40,516,630	$43,919,813
Dividend income	1,385,625	812,731
Net investment income	41,902,255	44,732,544

Interest income on notes receivable from participants	565,205	406,753

Contributions:
Employee (including rollovers)	27,551,113	15,578,641
Employer	12,598,633	12,011,172
Total contributions	40,149,746	27,589,813

Total additions	82,617,206	72,729,110

Deductions:
Benefits paid to participants	153,146,303	33,121,904
Administrative expenses	320,330	284,096

Total deductions	153,466,633	33,406,000

Net increase (decrease) in net assets available for benefits before transfers	(70,849,427)	39,323,110

Net transfers from other Clearwater Paper plan	2,098,337	1,102,871

Net increase (decrease) in net assets available for benefits	(68,751,090)	40,425,981

Net assets available for benefits:
Beginning of year	294,714,086	254,288,105
End of year	$225,962,996	$294,714,086
The accompanying notes are an integral part of these financial statements.

CLEARWATER PAPER 401(k) PLAN
Notes to Financial Statements
Years ended December 31, 2024 and 2023
(1)Description of Plan
The following is a general description of the Clearwater Paper 401(k) Plan (the "Plan"). This description applies to each of the years for which financial statements are presented and provides only general information. For a more complete description of the Plan's provisions, participants should refer to the Plan's summary plan description.
(a)General
The Plan is a defined contribution plan. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan was restated effective January 1, 2020 and further amended as of January 1, 2024.
On May 1, 2024, Clearwater Paper Corporation (Clearwater Paper) acquired a paperboard mill and associated facilities, located in Augusta, Georgia from Graphic Packaging International, LLC. In connection therewith, approximately 180 former employees of Graphic became eligible to participate in the Plan.
On November 1, 2024, Clearwater Paper completed the sale of its tissue business to Sofidel America Corp. As a result of the divestiture, approximately 1,260 participants in the Plan were terminated. Affected participants were fully vested in their account balances and were given the opportunity to rollover their account balances to another qualified plan or take distribution from their plan accounts.
(b)Plan Sponsor and Administration
Clearwater Paper sponsors the Plan. The Plan is administered by the Clearwater Paper Benefits Committee. Plan assets are held in trust by the Plan's trustee and recordkeeper. During the years ended December 31, 2024 and 2023, Fidelity Management Trust Company and Fidelity Workplace Services LLC (collectively, "Fidelity") served as the trustee and recordkeeper.
(c)    Eligibility and Contributions
All eligible full-time regular status salaried and non-represented hourly employees (as defined in the Plan) are eligible for participation in the Plan following 30 days of employment with Clearwater Paper and participating subsidiaries (collectively, the "Company"), as well as eligible employees who complete six consecutive months of employment with the Company.
The Plan provides that each eligible employee may elect to make 401(k) deferral contributions up to 75% of their eligible compensation on a pre-tax or Roth after-tax basis, subject to Internal Revenue Code (IRC) limitations. Eligible employees may also make rollover contributions representing distributions from certain other retirement plans. Eligible participants age 50 or older may elect additional catch-up contributions. Employee contributions included $6,247,564 of rollovers related to the Augusta Acquisition.
The Plan has an automatic enrollment feature. If automatically enrolled, the eligible participant's deferral is set at 3% of eligible compensation until changed by the participant, or the participant elects not to participate in the Plan. The Company currently makes matching contributions into each eligible participant’s account under the Plan equal to 70% of such participant’s contributions up to 6% of eligible compensation, although Clearwater Paper may approve a higher or lower rate.
Eligible participants receive a Supplemental employer contribution totaling 3.5% of eligible compensation. This contribution is 100% vested immediately, and no employee contribution is required.

CLEARWATER PAPER 401(k) PLAN
Notes to Financial Statements
Years ended December 31, 2024 and 2023
The Company’s base contribution is separately tracked from other Plan contributions and no loans or hardship withdrawals may be made from such source.
(d)Participant Accounts
A separate account is maintained for each participant of the Plan. Each account is credited with employee and employer contributions, as applicable, as well as earnings or losses thereon. The benefit to which a participant is entitled is the benefit provided from the participant's vested account.
(e)Investment Options
Participants may direct investment of their account balances in 1% increments into the investment options offered under the Plan, including registered investment company funds, the Clearwater Paper Stock Fund, and common and collective trusts. In addition, participants have the option to invest in a self directed brokerage account that provides broader investment options than those offered by the Plan including, but not limited to, stocks, bonds, exchange-traded funds, mutual funds, and certificates of deposits. Participants, at their discretion, may direct the employer and employee contributions into the then-available investment options under the Plan.
Participants may change their investment elections and make transfers between investment options each day the market is open, subject to restrictions imposed by the registered investment companies, common collective trusts, under the Plan. However, pursuant to Plan terms, a participant is not allowed to transfer existing account balances or direct new contributions to the Clearwater Paper Stock Fund if the balance in this fund is, or the direction causes it to be, 25% or more of the participant’s total investment balance in the Plan.
Unless otherwise elected, the account of any participant automatically enrolled in the Plan is invested in a designated qualified default investment alternative, which is the T. Rowe Price Retirement Fund with the target date closest to the year in which that participant will reach age 65.
Transfers between certain investments may be temporarily held as cash balances prior to reinvestment.
(f)Vesting and Forfeitures
Eligible participants are immediately vested in their contributions plus actual earnings as well as the Supplemental employer contributions. An eligible participant’s interest in their matching account becomes vested based on the participant’s years of service as defined in the Plan as follows:

Years of service	Percentage vested
Less than 2	—
2 or more	100
A participant’s matching account will become 100% vested if the Plan terminates, or if the participant attains age 65 while in service with the Company, becomes totally and permanently disabled (as defined in the Plan), or dies while in service. The portion of a participant’s matching account not vested will be forfeitable when the participant’s employment terminates for reasons other than death or total and permanent disability.

CLEARWATER PAPER 401(k) PLAN
Notes to Financial Statements
Years ended December 31, 2024 and 2023
Forfeitures of the non-vested portion of the participants account may be credited against matching contributions for the following year, used to pay Plan expenses, or a combination thereof. At December 31, 2024 and 2023, unallocated forfeitures totaled approximately $109,000 and $189,200, respectively. During 2024 and 2023, forfeitures totaling approximately $170,000 and $230,000, respectively, were used to reduce employer contributions and pay certain Plan expenses.
(g)Notes Receivable from Participants
Eligible participants may borrow 50% of their vested account balance up to a maximum of $50,000, as reduced for notes outstanding during the one year preceding the new note (as provided by the Plan). The notes are secured by the balance in the participant’s account and bear interest at a market rate, which is determined for the applicable notes during the applicable periods to be the prime rate in effect at the beginning of the month in which the note is taken. Repayment of principal and interest is generally paid ratably through payroll deductions.
(h)Distributions and Benefits
On termination of employment from the Company, each participant may elect to receive payment in a lump sum equal to that participant’s vested interest in their account, as an installment payment (in such manner as permitted by the recordkeeper), roll their account balance into an IRA or another employer’s plan, or maintain his or her account in the Plan, subject to certain restrictions. If a participant’s vested account balance is $1,000 or less, the participant will automatically receive the value of the vested interest in their account as a lump sum cash distribution, unless the participant elects otherwise. The participant is generally not permitted to maintain an account balance in the Plan. Paid benefits included $90,528,479 in connection with the sale of the tissue business to Sofidel America Corp.
Eligible participants are permitted to make in-service and hardship withdrawals while still employed by the Company under certain conditions and from certain sources specified under the Plan. Under certain circumstances and from certain sources, the Plan allows for non-Roth after-tax, rollover, and age 59 1/2 withdrawals while employed by the Company.
(i)Plan and Administrative Expenses
Plan expenses are generally paid by Plan participants, except to the extent that expenses are paid from participant forfeitures of employer contributions. Loan service fees, fees associated with processing of qualified domestic relations orders, and certain trustee and recordkeeper expenses are paid for by the affected participant.

CLEARWATER PAPER 401(k) PLAN
Notes to Financial Statements
Years ended December 31, 2024 and 2023
(j)Party-in-Interest Transactions
Certain Plan investments are managed by an affiliate or related party of the Trustee of the Plan. Fidelity is considered a party-in-interest, and transactions conducted with Fidelity or an affiliate or related party are considered party-in-interest transactions. Transactions with Clearwater Paper, Plan sponsor, are also considered party-in-interest transactions and consist of transactions within the Clearwater Paper Stock Fund. Fees incurred by the Plan for the investment management services are included in net appreciation (depreciation) in fair value of the investment, as they are paid through revenue sharing, rather than a direct payment. In addition, participants in the Plan are permitted to borrow funds from their vested balance as described above. These transactions qualify as party-in-interest transactions and are allowed under ERISA regulations.
At December 31, 2024 and 2023, the Plan held 100,057 and 177,418 shares of common stock of Clearwater Paper, with a fair value of $2,978,701 and $6,408,334, respectively. No dividend income from the common stock of Clearwater Paper was recorded during the years ended December 31, 2024 and 2023.
(k)Net Transfers from Other Clearwater Paper Plan
Net transfers from the other Clearwater Paper plan represents the net amount of participant account balances transferred during the year to the Plan from the other 401(k) plan sponsored by the Company as a result of the participants changing employment status within the Company.
(l)Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become fully vested in their accounts.
(2)Summary of the Significant Accounting Policies
(a)Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).
(b)Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Plan sponsor to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets available for benefits during the reporting period. Actual results could differ from those estimates and assumptions.
(c)Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's Benefits Committee determines the Plan's valuation policies utilizing information provided by the investment advisors and Trustee. See Note 3, "Fair Value Measurements," for a discussion of fair value measurements.

CLEARWATER PAPER 401(k) PLAN
Notes to Financial Statements
Years ended December 31, 2024 and 2023
Net appreciation (depreciation) in fair value of investments represents net realized gains and losses and the change in unrealized appreciation (depreciation) from one period to the next. Interest is recorded when earned. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade date basis.
(d)Benefit Payments
Benefits are recorded when paid.
(e)Notes Receivable from Participants
Notes receivable from participants are stated at the outstanding balance of the note plus accrued interest. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan.
(3) Fair Value Measurements
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability         (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.
There are three levels of inputs that may be used to measure fair value:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities.

Level 2	Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; or valuations based on models where the significant inputs are observable or can be corroborated by observable market data.

Level 3	Valuations based on models where significant inputs are not observable. Unobservable inputs are used when little or no market data is available and reflect the Plan’s own assumptions about the assumptions market participants would use.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Below is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2024 and 2023.

Registered investment company funds - Valued at the daily closing price as reported by the fund. Registered investment company funds held by the Plan are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The registered investment company funds held by the Plan are deemed to be actively traded.

Common stock - Investments in common stocks are valued at the closing price reported on the active market on which the individual securities are traded.

CLEARWATER PAPER 401(k) PLAN
Notes to Financial Statements
Years ended December 31, 2024 and 2023
Common and collective trusts (CCTs) - Investments in CCTs are valued at the NAV of units of a bank collective trust. NAV is a readily determinable fair value and is the basis for current transactions. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of a CCT, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

Interest bearing cash - Investments in interest bearing cash and cash equivalents are valued based on cost, which approximates fair value in a non-inflationary economy and is protected by the Federal Deposit Insurance Corporation (FDIC).

Self-directed brokerage accounts - Investments in self-directed brokerage account funds are invested at the direction of the participant and are valued at the closing price reported on the active market on which the individual securities are traded.
The following tables set forth by level, within the fair value hierarchy, the Plan investments at fair value:

	December 31, 2024
	Level 1	Level 2	Level 3	Total
Registered investment company funds	$24,633,213	$—	$—	$24,633,213
Common stock	2,978,701	—	—	2,978,701
Common and collective trusts	—	187,684,055	—	187,684,055
Interest bearing cash	79,216	—	—	79,216
Self-directed brokerage accounts	6,590,568	—	—	6,590,568
Total investments at fair value	$34,281,698	$187,684,055	$—	$221,965,753

	December 31, 2023
	Level 1	Level 2	Level 3	Total
Registered investment company funds	$35,386,646	$—	$—	$35,386,646
Common stock	6,408,334	—	—	6,408,334
Common and collective trusts	—	239,692,831	—	239,692,831
Interest bearing cash	62,380	—	—	62,380
Self-directed brokerage accounts	4,378,660	—	—	4,378,660
Total investments at fair value	$46,236,020	$239,692,831	$—	$285,928,851
(4) Investment Risk and Concentrations
The Plan and its participants invest in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
A significant decline in the market value of Clearwater Paper's stock would significantly affect the net assets available for benefits. Included in investments at December 31, 2024 and 2023, are shares of Clearwater Paper Corporation common stock amounting to 1.34%, and 2.24% of total investments, respectively.

CLEARWATER PAPER 401(k) PLAN
Notes to Financial Statements
Years ended December 31, 2024 and 2023
(5) Tax Status
The Internal Revenue Service (IRS) has determined by a letter dated September 1, 2015, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since the IRS’s issuance of the determination letter. Management believes that the Plan is designed, and continues to operate, in compliance as a qualified plan.
GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to audits by the IRS; however, there are currently no audits pending for any tax periods.
(6) Non-exempt Transactions

The Plan Administrator did not remit 401(k) deferral contributions and a loan repayment for certain payroll periods within the timeframe prescribed by the Department of Labor (DOL) for the 2022 plan year. These late remittances were a deemed prohibited transaction under ERISA and the IRC. The Plan Administrator corrected this prohibited transaction in 2023 in accordance with the prescribed guidelines issued by the DOL. In connection with that correction, the Company intends to file Form 5330 with the IRS and pay the appropriate excise tax.
(7) Reconciliation of Financial Statements to the Form 5500
The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 at December 31, 2024 and 2023:

	2024	2023
Net assets available for benefits per the financial statements	$225,962,996	$294,714,086
Loans in deemed distributed status	(131,729)	(197,739)
Employer contribution receivable	(31,104)	(90,446)
Net assets available for benefits per the Form 5500	$225,800,163	$294,425,901
The following is a reconciliation of the net increase in net assets available for benefits prior to transfers per the financial statements to the Form 5500 for the year ended December 31, 2024:

2024
Net decrease in net assets available for benefits prior to transfers per the financial statements	$(70,849,427)
Change in deemed distributed loans	66,010
Change in contributions receivable	59,342
Total net loss per the Form 5500	$(70,724,075)

CLEARWATER PAPER 401(k) PLAN
Plan No: 022 EIN: 20-3594554
Schedule H, Part IV, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2024

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value
	Registered Investment Company Funds:
	Dodge & Cox Funds	Dodge & Cox Stock Fund Class X	$12,346,763
	Conestoga Funds	Conestoga Small Cap Fund	7,275,483
	Dodge & Cox Funds	Dodge & Cox International Stock Fund	2,341,734
	Vanguard Funds	Vanguard International Growth Fund Admiral	1,938,319
	DFA	DFA Emerging Markets Core Equity	581,927
	Principal Funds	PIF Diversified Real Asset I	148,987
			24,633,213
	Common and Collective Trusts:
	State Street	State Street S&P 500 Index Fund	32,553,855
	Winslow	Winslow Large Cap Growth Fund Class I	22,112,442
	T. Rowe Price	T. Rowe Price Retirement 2030 Trust	17,440,155
	T. Rowe Price	T. Rowe Price Retirement 2035 Trust	17,027,364
	Galliard	Galliard Stable Return Fund E	15,269,593
	T. Rowe Price	T. Rowe Price Retirement 2040 Trust	11,348,158
	T. Rowe Price	T. Rowe Price Retirement 2050 Trust	9,959,454
	T. Rowe Price	T. Rowe Price Retirement 2045 Trust	9,700,412
	T. Rowe Price	T. Rowe Price Retirement 2025 Trust	9,328,809
	State Street	State Street Russell Small/Mid Cap Index Fund	8,739,484
	State Street	State Street Global All Cap Equity	7,356,829
	State Street	State Street U.S. Bond Index Securities Lending Series Fund	6,307,219
	T. Rowe Price	T. Rowe Price Retirement 2055 Trust	4,941,480
	T. Rowe Price	T. Rowe Price Retirement 2060 Trust	3,466,403
	Alliance Bernstein	Alliance Bernstein US Small and Mid-Cap Portfolio	3,227,413
	Loomis	Loomis Sayles Core Plus Fixed Income	3,011,455
	T. Rowe Price	T. Rowe Price Retirement 2020 Trust	2,953,743
	T. Rowe Price	T. Rowe Price Retirement 2065 Trust	1,269,662
	T. Rowe Price	T. Rowe Price Retirement 2015 Trust	1,226,429
	T. Rowe Price	T. Rowe Price Retirement 2010 Trust	345,645
	T. Rowe Price	T. Rowe Price Retirement 2005 Trust	98,051
			187,684,055
	Common Stock:
*	Clearwater Paper Corporation	Clearwater Paper Stock Fund	2,978,701
	Other:
*	Fidelity	Interest bearing cash account	79,216
	Brokerage link	Self-directed brokerage accounts	6,590,568
*	Participant Loans	Interest rates from 3.25% to 9.50%, maturing through June 2038	3,834,410
	Total Assets		$225,800,163
*Represents a party-in-interest at December 31, 2024. Cost is omitted for participant directed investments.

CLEARWATER PAPER 401(k) PLAN
Plan No: 022 EIN: 20-3594554
Schedule H, Part IV, Line 4(a) - Schedule of Delinquent Participant Contributions
Year ended December 31, 2024

	Total that Constitutes Nonexempt Prohibited Transactions

Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
Check here if late participant loan repayments are included: ☑	—	$5,043	$—	—

Exhibit Index

Exhibit

Consent of Independent Registered Public Accounting Firm	23

SIGNATURE
The Plan, pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Clearwater Paper 401(k) Plan

By	/s/ Rebecca A. Barckley
Rebecca A. Barckley
Vice President, Corporate Controller (Principal Accounting Officer)
Date: June 30, 2025